SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of June, 2016

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒               Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐               No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Alliance Developments.

Copa Holdings S.A. (NYSE: CPA) announces that on May 31, 2016 Copa Airlines and United Airlines have renewed their long-standing, comprehensive Alliance and Codeshare Agreements, for a minimum period of five years.  The renewed agreements continue to include, among other items, codesharing, frequent flyer reciprocity, limited exclusivities, preferential pricing on some services, as well as encouraging continued cooperation and best-practices sharing in other commercial and operational activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 6/17/2016
	By:	/s/ José Montero
Name: José Montero Title: CFO